Exhibit 21

List of Principal Subsidiaries of MediCor Ltd.

Subsidiary	Country	State

HPL Biomedical, Inc. d/b/a Biodermis	US	Delaware
III Acquisition Corporation d/b/a PIP.America	US	Delaware
Intellectual Property International, Inc.	US	Delaware
International Integrated Development Company	US	Delaware
International Integrated Europe Ltd.	British Virgin Islands
International Integrated Incorporated	British Virgin Islands
International Integrated Management, Inc.	US	Delaware
International Integrated U.S.A. Incorporated	British Virgin Islands